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Uptip is reinventing tipping, driving value for service workers and customers

PITCH VIDEO   INVESTOR PANEL


How did I do?

uptip.co   Reno NV

Technology   Software   Mobile   Fin Tech   Travel

OVERVIEW   DETAILS   UPDATES 1   WHAT PEOPLE SAY 15   ASK A QUESTION 4

Highlights

1. Tipping is critical, driving much needed income for service workers and higher quality for customers.
2. Fewer people carry cash, as the economy continues to move toward electronic payments.
3. Uptip bridges the divide, delivering a smartphone-based tipping and service review platform.
4. Uptip's founders have already proven success, having built another travel technology company.

Our Team



Eric Plam CEO

Builder of valuable mobile technology businesses

> Tipping is a very important tradition that is ripe for innovation. Uptip has the opportunity to help service workers increase their income, whiles driving greater levels of service quality. We believe we can make a difference for workers and their customers, while unlocking value for our investors.



Alexander Gruber CPO

Building global consumer business acquired by Philips (Home Control)



Cory Jones CMO / Marketing Advisor

Technology and hospitality growth marketing and product leader with background in early startups and Fortune 500s

SEE MORE

Pitch



We love tipping!

Tipping encourages great service and provides essential income for workers. But tipping is in jeopardy since physical cash is disappearing from our lives. Uptip is fixing that.

Giving and receiving cash tips, an $18 billion per year business in the US, is ripe for upgrade in a post-pandemic cashless world.

Tipping is facing headwinds

How many times have you been in a position where you felt obligated to give a tip but didn't have the correct change or currency in your wallet? Odds are the person who provided the service to you got stiffed. That's not good. According to a recent study by the Federal Reserve Bank of San Francisco, cash use in 2020 accounted for 19 percent of all payments, down seven percentage points from 2019.



Cash tipping is an island in an increasingly cashless world

Service workers are often paid minimum wage and count on tips to supplement their regular pay. Since fewer people are carrying cash, workers are seeing their tip income decline. This comes at a time when rampant inflation is taking a bite out of household budgets.




1 in 3
AREN'T USING CASH DUE TO HEALTH CONCERNS
1 in 2
HAVE AVOIDED A SITUATION THAT CALLED FOR CASH
49% WOULD LIKE TO SEE CASH AND COINS PHASED OUT PERMANENTLY AFTER COVID-19

Source: 2020 Travis Credit Union Cash Survey

Here are some of the problems with cash tipping:

- Tips are declining since fewer people carry cash
- Workplaces, such as hotels, parking garages, salons or cafes, do not have visibility to the amount of tips given
- There is often no feedback on service quality offered along with the tip
- Customers do not get receipts for cash tips

Uptip's Solution

Uptip has created a frictionless, touchless, smartphone-based replacement for cash tipping.


uptip
THANK YOU
Julia has received your tip.
See you soon!
uptip
Julia Watson
Front Desk Attendant
How much would you like to tip?
$2
$4
$6
$8 +
enter custom amount
DONE

Uptip app

Uptip features include:

- Touchless smartphone-based tipping platform

- Zero app onboarding via QR codes

- Tip suggested or custom amount

- Integrated 5-star rating system

- Masked contact details for workers and customers

- Secure payments via default wallet on smartphone or credit card

- Reporting for workers & manager

- Receipts for customers and their employers

Wanna Try?

Scan the QR code below with your smartphone's camera app. If you're on your smartphone now, click this link for the same experience: **Uptip Demo**.



Uptip demo: scan the QR code

Benefits

We have identifies four key stakeholders in tipping: the worker, customer, workplace and enterprise. There are benefits to using Uptip for each of these.




Better control of career
Reimbursement
Workplace
Enterprises
Staff retention
Service quality
Reporting & metrics
Expensing efficiency & transparency
Convenience for employees

More tips with Uptip

Uptip is helping workers earn significantly more income, even after uptip's fees and any additional declared taxes.


100%
75%
50%
25%
0%
No Tip
Cash Tips $5 Each
No Tip
uptip
$7 Each
Cash Tips $5 Each
Before UpTip
After UpTip

Competitive Landscape

Uptip has developed an innovative and unique product. We are keenly aware of the competitive landscape, focusing our attention where we can scale most efficiently.

	Touchless	Private	Receipt	Ratings & Reviews	Market Traction	Uptip Worker Resume	Hotel & Valet-Specific Features	Support for Pooling
uptip	✓	✓	✓	✓	✓	✓	✓	✓
Cash	✗	✓	✗	✗	✓	✗	✗	✓
Credit Cards (VISA)	✓	✓	✗	✗	✗	✗	✗	✗
Payment Apps (venmo, PayPal, Zelle)	✓	✗	✓	✗	✗	✗	✗	✗
Tipping Apps (JUSTIP, Tippy, youtip)	✓	✓	✓	✓	✓	✗	✓	✗

Market Potential

- $18.2 billion in cash tips are paid to workers in the US *

- 3-5 million people are in professions that regularly receive cash tips *

- 80 million estimates tip payers willing to use mobile app

excludes the full-service restaurant industry



Uptip projections, by 2026

- Process $920 million in tips, ~5% of the TAM

- Serve a base of 10,000 SaaS subscribers

- Generate $85 million in revenue



Traction

Uptip is already doing business with hotel and valet parking companies! We are live now in 8 hotels and have commitment to deploy in 84 more. Uptip launches with a major valet parking company this quarter and a casino next quarter.

  

  

  

 

Outlook

- uptip is reinventing global tipping, driving innovation, convenience, service quality and transparency into the service industry

- Uptip empowers workers, adding value, recognition and accountability to tipping by integrating a feedback and rating system.

- uptip drives key employer metrics including staff retention, service quality and positive customer reviews.

We invite you to join Uptip's mission to empower workers and drive service quality!